UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 30, 2023

Adit EdTech Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39872	85-3477678
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1345 Avenue of the Americas, 33rd Floor New York, New York	10105
(Address of principal executive offices)	(Zip Code)

(646) 291-6930

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of common stock and one-half of one redeemable warrant	ADEX.U	NYSE American LLC
Common stock, par value $0.0001 per share	ADEX	NYSE American LLC
Redeemable warrants, exercisable for shares of common stock at an exercise price of $11.50 per share	ADEX.WS	NYSE American LLC

☒ Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐      If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.07	Submission of Matters to a Vote of Security Holders.

On June 30, 2023, Adit EdTech Acquisition Corp., a Delaware corporation (“ADEX” or the “Company”), convened a special meeting of its stockholders (the “Special Meeting”). The purpose of the meeting was described in ADEX’s definitive proxy statement as filed with the Securities and Exchange Commission on May 30, 2023.

The only proposal submitted for a vote of the stockholders at the Special Meeting was for the approval of the adjournment of such meeting (the “Adjournment Proposal”). The Adjournment Proposal is described in further detail in ADEX’s Definitive Proxy Statement on Schedule 14A, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 30, 2023. The Adjournment Proposal was approved by stockholders at the Special Meeting. In accordance with the authority granted pursuant to the Adjournment Proposal, the Special Meeting was adjourned. ADEX will continue to solicit additional proxies on the proposal to extend the time ADEX has to consummate its initial business combination, as described in the Proxy Statement (the “Extension Proposal”), and the proposal to remove the prohibition on the Company consummating an initial business combination or effecting a redemption or repurchase of IPO Shares in connection with an approved initial business combination, a tender offer and certain amendments to the Company’s Charter if, upon approval of such initial business combination, tender offer, or amendment, the Company does not have net tangible assets in excess of $5 million, as described in the Proxy Statement (the “NTA Proposal”). The adjourned Special Meeting will reconvene at 9:00 a.m. Eastern time on July 11, 2023, and will still be held virtually at https://www.cstproxy.com/aditedtech/ext2023. The items to be considered at the reconvened Special Meeting will be the Extension Proposal and the NTA Proposal.

As of the close of business on May 8, 2023, the record date for the Special Meeting, there were 9,367,422 shares of Common Stock outstanding. Each share of common stock was entitled to one vote on the Adjournment Proposal. A total of 8,102,680 shares of Common Stock, representing approximately 86.5% of the outstanding shares of Common Stock entitled to vote, were present in person or by proxy, constituting a quorum to conduct business.

The Company’s stockholders approved the Adjournment Proposal by the votes set forth below, prior to the adjournment of the Special Meeting:

For	Against	Abstain
7,711,429	390,251	1,000

Item 8.01	Other Events.

Furnished as Exhibit 99.1 hereto is a press release, dated June 30, 2023, issued by ADEX announcing that ADEX convened and then adjourned the Special Meeting, which will reconvene on July 11, 2023 at 9:00 a.m. Eastern Time.

Important Information About the Merger and Where to Find It

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination transaction between ADEX and Griid Holdco LLC (“GRIID”) and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GRIID, the combined company or ADEX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. ADEX has filed a Registration Statement on Form S-4, as amended from time to time, containing a proxy statement/prospectus with the SEC. The definitive proxy statement/prospectus will be sent to all ADEX stockholders. Before making any voting decision, investors and security holders of ADEX are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ADEX through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

GRIID, ADEX and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ADEX’s directors and executive officers is available in ADEX’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 28, 2023. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibits

99.1	Press Release, dated June 30, 2023

104	Cover Page Interactive Data File - Embedded within the inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ADIT EDTECH ACQUISITION CORP.

By:	/s/ John D’Agostino
Name:	John D’Agostino
Title:	Chief Financial Officer

Date: June 30, 2023

Exhibit 99.1

Adit EdTech Acquisition Corp. Announces Adjournment of Special Meeting to Approve Extension Proposal

and NTA Proposal

New York, NY (June 30, 2023) – Adit EdTech Acquisition Corp. (“ADEX”) (NYSE: ADEX, ADEXU, ADEXW) convened its special meeting of its stockholders on June 30, 2023, and a proposal to adjourn the meeting was approved. ADEX will continue to solicit additional proxies on the proposal to extend the time ADEX has to consummate its initial business combination (the “Extension Proposal”) and the proposal to remove the prohibition on the Company consummating an initial business combination or effecting a redemption or repurchase of IPO Shares in connection with an approved initial business combination, a tender offer and certain amendments to the Company’s Amended and Restated Certificate of Incorporation, as amended, if, upon approval of any such initial business combination, tender offer, or amendment, the Company does not have net tangible assets in excess of $5 million (the “NTA Proposal”), as described in the Company’s definitive proxy statement, filed with the Securities and Exchange Commission (the “SEC”) on May 30, 2023. The Special Meeting will reconvene at 9:00 a.m. Eastern time on July 11, 2023, and will still be held virtually at https://www.cstproxy.com/aditedtech/ext2023. The sole items to be considered at the reconvened Special Meeting will be the Extension Proposal and the NTA Proposal.

Stockholders of record as of May 8, 2023 are entitled to vote at the Special Meeting. If any such stockholders have questions or need assistance in connection with the Special Meeting, please contact ADEX’s proxy solicitor, Okapi Partners LLC, by calling (877) 259-6290 (banks and brokers can call collect at (212) 297-0720), or by emailing info@okapipartners.com.

Important Information About the Merger and Where to Find It

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination transaction between ADEX and Griid Holdco LLC (“GRIID”) and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GRIID, the combined company or ADEX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. ADEX has filed a Registration Statement on Form S-4, as amended from time to time, containing a proxy statement/prospectus with the SEC. The definitive proxy statement/prospectus will be sent to all ADEX stockholders. Before making any voting decision, investors and security holders of ADEX are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ADEX through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

GRIID, ADEX and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ADEX’s directors and executive officers is available in ADEX’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 28, 2023. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.